EXHIBIT 99.4

Chunghwa Telecom

November 10, 2015

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Oct 2015

1)	Sales volume (NT$ Thousand)

Period	Items	2015	2014	Changes	%
Oct	Net sales	20,354,824	19,033,088	(+)1,321,736	(+)6.94%

Jan-Oct	Net sales	189,925,872	186,007,914	(+)3,917,958	(+)2.11%

b Trading purpose : None